WAUWATOSA HOLDINGS, INC.
11200 West Plank Court
Wauwatosa, Wisconsin 53226
(414) 258-5880
August 11, 2005
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington DC 20002
Attention: Mr. William C-L Friar
Re:	Wauwatosa Holdings, Inc. Registration Statement on Form S-1 (No. 333-125715) Acceleration Request
Ladies and Gentlemen:
     Wauwatosa Holdings, Inc. hereby requests that its above referenced Registration Statement on Form S-1, as amended by Amendment No. 2, be made effective at 3:00 p.m., Eastern Time, on Thursday, August 11, 2005, or as soon thereafter as is practicable, subject to confirmation by telephone to our counsel Hoyt R. Stastney at Quarles & Brady LLP at 414-277-5143.
     In connection with this acceleration request, Wauwatosa Holdings acknowledges the following:
(i)	Should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Wauwatosa Holdings from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	Wauwatosa Holdings may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, WAUWATOSA HOLDINGS, INC.
By:	/s/ Richard C. Larson
Richard C. Larson
Chief Financial Officer